UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

Form C/A:	Amendment to Offering Statement
Material Amendment?	No
Nature of the Amendment:	Modify Transfer Agent
Name of Issuer	Finlete Funding, Inc.
Form	Corporation
Jurisdiction of Incorporation/Organization:	Delaware
Date of Organization	December 19, 2023
Physical address of issuer:	350 10th Ave, Ste 1000, San Diego, CA 92101
Website of issuer	www.finlete.com
Is there a co-issuer?	Yes__ No _x_
Name of co-issuer	N/A
Name of intermediary through which the offering will be conducted:	DealMaker Securities LLC
CIK number of intermediary:	0001872856
SEC file number of intermediary:	008-70756
CRD number, if applicable, of intermediary:	000315324
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	8.5% commission, $1,000 activation fee
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	N/A
Type of security offered:	Preferred Stock
Target number of securities to be offered:	7,353

Price (or method for determining price):	$1.36 per share
Target Offering Amount	$10,000
Oversubscriptions accepted:	Yes
If Yes, describe how oversubscriptions will be allocated:	At the discretion of the Company
Maximum offering amount (if different from target offering amount):	$102,000
Deadline to reach the target offering amount:	June 11, 2026
Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.	
Current number of employees:	1

	As of the most recent fiscal year end (2024)	As of the prior fiscal year-end (2023)
Total Assets:	$188,387.00	$10.00
Cash & Cash Equivalents:	$20,503.00	$0.00
Accounts Receivable:	$8,183.00	$10.00
Short-term Debt:	$30,194.00	$0.00
Long-term Debt:	$150,000.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code			Jurisdiction	Code			Jurisdiction	Code
X	Alabama	AL		X	Montana	MT		X	District of Columbia	DC
X	Alaska	AK		X	Nebraska	NE		X	Puerto Rico	PR
X	Arizona	AZ		X	Nevada	NV				
X	Arkansas	AR		X	New Hampshire	NH			Alberta	A0
X	California	CA		X	New Jersey	NJ			British Columbia	A1
X	Colorado	CO		X	New Mexico	NM			Manitoba	A2
X	Connecticut	CT		X	New York	NY			New Brunswick	A3
X	Delaware	DE		X	North Carolina	NC			Newfoundland	A4
X	Florida	FL		X	North Dakota	ND			Nova Scotia	A5

X	Georgia	GA		X	Ohio	OH		Ontario		A6
X	Hawaii	HI		X	Oklahoma	OK		Prince Edward Island		A7
X	Idaho	ID		X	Oregon	OR		Quebec		A8
X	Illinois	IL		X	Pennsylvania	PA		Saskatchewan		A9
X	Indiana	IN		X	Rhode Island	RI		Yukon		B0
X	Iowa	IA		X	South Carolina	SC		Canada (Federal Level)		Z4
X	Kansas	KS		X	South Dakota	SD				
X	Kentucky	KY		X	Tennessee	TN				
X	Louisiana	LA		X	Texas	TX				
X	Maine	ME		X	Utah	UT				
X	Maryland	MD		X	Vermont	VT				
X	Massachusetts	MA		X	Virginia	VA				
X	Michigan	MI		X	Washington	WA				
X	Minnesota	MN		X	West Virginia	WV				
X	Mississippi	MS		X	Wisconsin	WI				
X	Missouri	MO		X	Wyoming	WY				

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons or check the appropriate box:

☐	None
X	Same as the jurisdictions in which the issuer intends to offer the securities.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	Finlete Funding, Inc.
Signature:	/s/George Connolly
Title:	Chief Executive Officer, Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	/s/George Connolly
Title:	Chief Executive Officer, Chief Financial Officer, principal accounting officer, Director
Date:	August 27, 2025

OFFERING STATEMENT DATED AUGUST 27, 2025



Finlete Funding, Inc.
350 10th Ave, Ste 1000, San Diego, CA 92101
www.finlete.com

Up to $102,000 or 75,000 shares of Jhostynxon Garcia Preferred Stock

Minimum investment: $300.56

Finlete Funding, Inc. ("Finlete Funding", the "Company," "we," "us", or "our"), is offering up to $102,000 worth of Preferred Stock of the Company (the "Securities"). The minimum target offering is $10,000 (the "Target Amount"). Unless the Company raises at least the Target Amount by June 11, 2026 (the "Termination Date"), no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $102,000 (the "Maximum Amount") at the Company's discretion. If the Company reaches its Target Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

We will file a report with the U.S. Securities and Exchange Commission annually and post the report on our website, no later than 120 days after the end of each fiscal year covered by the report. In the future, we may terminate our reporting obligations in accordance with Rule 202(b) of Regulation Crowdfunding which permits an issuer to terminated reporting obligations under Regulation Crowdfunding if (1) the issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record; (3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000; (4) the issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS   **5**

RISK FACTORS   **11**

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES   **23**

OWNERSHIP AND CAPITAL STRUCTURE   **23**

USE OF PROCEEDS   **25**

FINANCIAL DISCUSSION   **25**

RELATED PARTY TRANSACTIONS   **27**

RECENT OFFERINGS OF SECURITIES   **27**

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY   **27**

REGULATORY INFORMATION   **34**

INVESTING PROCESS   **35**

EXHIBIT A: FINANCIAL STATEMENTS

EXHIBIT B: OFFERING PAGE

EXHIBIT C: CERTIFICATE OF INCORPORATION

EXHIBIT D: CERTIFICATE OF DESIGNATIONS

EXHIBIT E: GARCIA AGREEMENT

THE COMPANY AND ITS BUSINESS

Overview

Finlete Funding, Inc. ("Finlete Funding," "Company," "we" and "our"), is an operating subsidiary of Finlete, Inc. that enters into agreements with promising professional athletes in which Finlete Funding will provide upfront funding and help promote that athlete's personal brand in exchange for a percentage of future revenues generated by the athlete (each a "Player Agreement"). Finlete Funding then allows investors to participate in the performance of those agreements through specifically designated classes of preferred stock. These investments are made available through securities offerings that are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

Finlete Funding operates in conjunction with its parent entity, Finlete, Inc. (our "Parent" or "Finlete"), which provides administrative support and an online platform to Finlete Funding. Together, Finlete Funding and Finlete provide sports fans the opportunity to buy interests associated with the performance of professional athletes and win together both emotionally and financially throughout professional athletes' careers.

The Company was formed as a corporation on December 19, 2023, under the laws of the State of Delaware, and is authorized to issue 1,000 shares of Common Stock and 2,000,000 shares of Preferred Stock. On June 6, 2025, the company designated 50,000 shares of Preferred Stock as Jhostynxon Garcia Preferred Stock.

The Company's principal office is located at 350 10th Ave, Ste 1000, San Diego, CA 92101, and its website is www.finlete.com.

Our Business Plan

Our goal is to help promising young athletes garner support and build a following while deepening fan engagement as we know it. Our belief is that every fan a young athlete gains through the Company will root for the athlete every step of the way in their career, creating a very special dynamic in which fans and athletes maintain a relationship for 10-20+ years and, hopefully, beyond. Through each step of the athlete's career, we plan to facilitate and monetize opportunities for fans who invest in our offerings to engage in various ways with athletes with whom we have Player Agreements.

Finlete Funding operates by entering into Player Agreements with promising athletes. These agreements include material terms and obligations on the part of the player and Finlete Funding.

These terms include:
- The "Finlete Payment" in which Finlete Funding provides installment payments to the athlete over a specified period;
- The "Player Payment" in which the player pays a portion of the players earnings in installment payments to Finlete Funding over the term of the Player Agreement;
- "Mandatory Appearances" by the athlete at virtual events sponsored by Finlete Funding;
- A grant of a "Non-exclusive License" to the athlete's name, image, likeness, voice, and personal background and history in order for Finlete Funding to promote the athlete;
- The "Percentage" of the player's future earnings subject to the agreement; and

- The "Term" of the agreement in years.

Under these terms, we plan to enhance the reach and value of the player's brand, thereby increasing the potential value of the player and the agreement.

Historically, the majority of athletes who have entered into these types of agreements in exchange for payment from their future earnings have done so with closed-door funds and/or companies. Together with our Parent, we intend to democratize access to these opportunities so that the general public can become involved while enhancing brand value for athletes to a much greater extent than was previously possible.

The result is that the Company is sharing the risks with the player that are associated with the variability and uncertainty of the athlete's potential future earnings. If a player does well and signs with a professional sports team, Finlete Funding will receive a percentage of the player's future earnings, which may be more than the funds Finlete Funding provided to the player. If the player does not secure a contract with a professional team, the Company may not receive any payments from the player.

Our Planned Products and Services
To help enhance the brand of the athletes, we may facilitate exclusive experiences for fans such as virtual meet and greets, behind-the-scenes video updates, merchandise, memorabilia, virtual contract signing parties, in-person events, and more.

Current Status

First Regulation CF Offering
On January 15, 2024, the Company entered into a Player Agreement with Echedry Vargas ("Vargas") to pay an aggregate of up to $500,000 (depending on the capital raised in the Company's Regulation CF Offering which commenced on February 27, 2024 referred to herein as the "First Regulation CF Offering") in exchange for up to a 10% interest (proportional to the amount Finlete Funding pays to Vargas) in Vargas's pre-tax future professional baseball earnings ("PBE") for a period of 25 years from the effective date of the Player Agreement (the "Vargas Agreement").

The First Regulation CF Offering was completed on August 7, 2024, with the Company raising $78,288, issuing 9,786 shares of Echedry Vargas Preferred Stock and receiving a 1% interest in Vargas's pre-tax future PBE.

Second Regulation CF Offering
On July 16, 2024, the Company entered into a Player Agreement with Emmanuel Clase ("Clase") to pay an aggregate of up to $2,500,000 (depending on the capital raised in the Company's Regulation CF Offering which commenced on September 12, 2024 referred to herein as the "Second Regulation CF Offering") in exchange for up to a 3% interest (proportional to the amount Finlete Funding pays to Clase) in Clase's pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement (the "Clase Agreement"). The Company currently has the ability to fund the Clase Agreement until December 31, 2025. The Second

Regulation CF Offering is currently active through August 31, 2025. As of December 31, 2024, the Company had closed $15,980, issuing 13,165 shares of Emmanuel Clase Preferred Stock and receiving a 0.125% interest in Clase's pre-tax future PBE.

Third Regulation CF Offering

On October 22, 2024, the Company entered into a Player Agreement with Leonardo Bernal ("Bernal") to pay an aggregate of up to $680,000 (depending on the capital raised in the Company's Regulation CF Offering which commenced on December 13, 2024 referred to herein as the "Third Regulation CF Offering" in exchange for up to a 5% interest (proportional to the amount Finlete Funding pays to Bernal) in Bernal's pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement (the "Bernal Agreement"). The Company currently has the ability to fund the Bernal Agreement until October 22, 2025. As of December 31, 2024, the Company had not yet held a closing under the Third Regulation CF Offering.

Launching Concurrent Regulation CF Offerings

The Company is concurrently launching eight (8) additional Regulation CF offerings. Each offering will be affiliated with a single Player Agreement, as follows:

1. On February 28, 2025, the Company entered into a Player Agreement with Luis Baez ("Baez") to pay an aggregate of up to $100,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Luis Baez Preferred Stock.
2. On March 19, 2025, the Company entered into a Player Agreement with Tirso Ornelas ("Ornelas") to pay an aggregate of up to $120,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Tirso Ornelas Preferred Stock.
3. On March 21, 2025, the Company entered into a Player Agreement with Winston Santos ("Santos") to pay an aggregate of up to $95,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Winston Santos Preferred Stock.
4. On March 21, 2025, the Company entered into a Player Agreement with Emiliano Teodo ("Teodo") to pay an aggregate of up to $125,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Emiliano Teodo Preferred Stock.
5. On March 22, 2025, the Company entered into a Player Agreement with Luinder Avila ("Avila") to pay an aggregate of up to $100,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Luinder Avila Preferred Stock.
6. On March 22, 2025, the Company entered into a Player Agreement with Jhostynxon Garcia ("Garcia") to pay an aggregate of up to $95,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Jhostynxon Garcia Preferred Stock.
7. On March 26, 2025, the Company entered into a Player Agreement with Reynaldo Yean ("Yean") to pay an aggregate of up to $100,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Reynaldo Yean Preferred Stock.

8. On April 13, 2025, the Company entered into a Player Agreement with Adael Amador ("Amador") to pay an aggregate of up to $280,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Adael Amador Preferred Stock.

The Offering

This offering is for shares of Jhostynxon Garcia Preferred Stock. Jhostynxon Garcia Preferred Stock is entitled to track the performance of a specific revenue stream from the Garcia Agreement entered into between the Player and the Company. Further, even though money raised in this offering will benefit the Company as a whole (including funds dedicated for future Player Agreements and Company overhead), these are not shares of common stock, and do not grant financial rights to the entire Company. Specifically, subject to applicable laws, these shares are entitled to a portion of the future baseball earnings of the Player, and you will not be entitled to the distributions or dividends paid to Common Stock or any other class of shares of the Company.

Specific Consideration Regarding the Stock

The Jhostynxon Garcia Preferred Stock does not represent ownership in a separate legal entity specific to Jhostynxon Garcia. Rather, income (and assets) will generally be attributed to shares of the Jhostynxon Garcia Preferred Stock based on the specific income of the underlying Player Agreement that the Company receives from the Player. Further even though money raised in this offering will benefit the Company as a whole (including funds dedicated for future Player Agreements and Company overhead), holders of shares of the Jhostynxon Garcia Preferred Stock will not have an ownership interest in any of the underlying contract, or any of our affiliated entities. The issuance of shares of the Jhostynxon Garcia Preferred Stock will not result in the actual transfer of our assets or the creation of a separate legal entity. Our contract parties and their affiliated persons are, and we expect they will continue to be, individuals and legal entities that are separate and independent from us, with separate ownership, management and operations.

Though you will not own Common Stock in the Company, it is important that you know about the Company to evaluate your investment. If the Company were to fail as a company due to its inability to succeed in its business plan, it would jeopardize your ability to collect distributions from the shares of Jhostynxon Garcia Preferred Stock.

For that reason, we urge you to consider all the risk factors listed in this offering document, including those related to the Company as a company, and ask yourself questions such as the following: Does the Company have the talent and resources to follow its business plan and accomplish its goals? Is the Company financially solvent, and will it remain so long enough to pay the distributions to the shares from the income from the Garcia Agreement?

The Garcia Agreement

The following describes the terms of the Player Agreement between Finlete Funding, Inc. and Jhostynxon Garcia (the "Garcia Agreement") and is qualified in its entirety by the Garcia Agreement, attached as Exhibit E to this Form C.

Term: The term of the Player Agreement is for 25 years from the effective date, unless terminated by mutual agreement. The Garcia Agreement cannot be terminated by an election of free agency, voluntary retirement, or unconditional release under any circumstances. The agreement also remains in effect and applies to all pre-tax future PBE earned or received after Player's death, within the term of the agreement.

Player Payments: The Player Payments for Jhostynxon Garcia are up to 1.00% of his pre-tax future PBE. To the extent the Company funds the Player less than $95,000, the payments will be proportionally reduced. For example, if $95,000 is the agreed payment to the Player and Finlete Funding pays the Player $47,500 (see "Use of Proceeds" below), then his Player Payment obligation over the term is also reduced by 50% (or by 0.5% of pre-tax future PBE in this case).

With certain exclusions, PBE includes any payments Player receives during the term of this Agreement once such Player is signed by a team in any of the following leagues:

- United States Major League Baseball*
- Japan's Nippon Professional Baseball
- South Korea's KBO League
- Chinese Professional Baseball League
  *some exclusions may apply.

Earnings are described in the Garcia Agreement and include, but are not limited to: wages, salary, bonuses, buyout, payouts for participation in championship events or post-season series, international events or any other compensation earned by the Player in service to a team. Earnings are exclusive of taxes, management fees, and other fee arrangements that the Player may enter into.

Other Player Obligations:
The following include other items in the contract that are not included in PBE:
- Player is obligated to make certain virtual appearances (twice per year for ten years) as well as sign a certain number of autographs (100 per year for the term of the agreement).
- Company is entitled to non-exclusive, worldwide, royalty-free use of the Player's name, image, likeness and story.
- Company has a right of first refusal to purchase future earnings of the Player related to his baseball career (including wages and other items included in PBE as well as items not included, e.g., endorsements).

Dividend Rights. Holders of Jhostynxon Garcia Preferred Stock are generally entitled to up to 67.5% of the Player Payments under the Garcia Agreement received by the Company *less*:
- amounts withheld for taxes.
- amounts that are subject to payment or repayment per the Garcia Agreement and/or another contract, agreement, or law.

For example, if there are 75,000 shares of Jhostynxon Garcia Preferred issued and outstanding, the holders of Jhostynxon Garcia Preferred Stock would be entitled to 67.5% of the Player Payments under the Garcia Agreement received by the Company, less the amounts outlined

above. If there are 25,000 shares of Jhostynxon Garcia Preferred Stock issued and outstanding, the holders of Jhostynxon Garcia Preferred Stock would be entitled to 22.5% of the Player Payments under the Garcia Agreement received by the Company, less the amounts outlined above.

For further clarification, every share of Jhostynxon Garcia Preferred Stock is effectively entitled to 0.000009% of Jhostynxon Garcia's pre-tax future PBE, subject to receipt by the Company, and less the amounts outlined above.

Distributions will be paid to shareholders on a quarterly basis _unless_ the Board determines to pay the payments more frequently. Payments will be made for a specific measurement period (e.g., calendar quarter). Pro rata distributions will be apportioned between the issued and outstanding shares of Jhostynxon Garcia Preferred Stock based on number of days that each share has been issued and outstanding in the measurement period, compared to the total shares and total number of days that all shares of such stock have been issued and outstanding during this period.

Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the Garcia Agreement. Distribution do not include other payments received by the Company under the Garcia Agreement (e.g., sale of autographs).

Other Information About Finlete Funding, Inc.
For more detailed information regarding the business, see the Company's Offering Page at finlete.com/garcia. A copy of the offering page is attached as Exhibit B to this Form C of which this Offering Memorandum forms a part.

Employees
The Company currently has one (1) full-time executive officer. The parent company, Finlete, Inc. compensates Finlete Funding, Inc. executive officer $5,000 per month.

Intellectual Property
Parent holds a registered trademark on the "Finlete" mark. US Registration Number 7388890. Notice of Allowance Date: February 27, 2024. Registration Date: May 14, 2024.

Litigation
Finlete Funding, Inc. is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise. In addition, none of our officers, directors, affiliates or 5% stockholders (or any associates thereof) is a party adverse to us, or has a material interest adverse to us, in any material proceeding.

Property
Finlete Funding, Inc. does not own or lease any significant property.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Limited Operating History, Financial Position and Capital Needs

We have a very limited operating history, which may make it difficult for investors to evaluate the success of our business to date and to assess our future viability. Our business model also requires us to make substantial upfront payments to players in exchange for rights to future payments. Our operations to date have been limited to organizing and staffing our company, evaluating, targeting, and accessing athletes that meet our criteria, negotiating the acquisition of rights associated with those athletes, engaging in marketing campaigns for the offering of these shares, and managing our potential Player Agreements. Our First Regulation CF Offering was completed on August 7, 2024, with the Company raising $78,288, issuing 9,786 shares of Echedry Vargas Preferred Stock, and receiving a 1% interest in Vargas's pre-tax future PBE. We have entered into eleven (11) Player Agreements. We intend to enter into additional Player Agreements in the future with other contract parties and are actively pursuing these Player Agreements. We have no history to demonstrate, and we can make no assurances that our business model will be successful or whether any of our Player Agreements will be profitable. Consequently, it will be difficult for anyone to predict our future success, performance, or viability, and more difficult than it would be if we had a longer operating history and/or successful Player Agreements to judge the viability of our business model. Any such predictions may not be accurate or reliable.

We have incurred losses since our inception and anticipate that we will continue to incur losses in the future. We are currently in a start-up phase and therefore have a very limited operating history. Investment in our company is highly speculative because it entails substantial upfront cost and significant risk that we may never become commercially viable. Our parent, Finlete, Inc., has incurred expenses from which we have benefited. Our Parent is not obligated to continue to incur expenses on our behalf or lend us any funds and we expect that we will incur significant expenses related to our ongoing operations. We expect to continue to incur losses for the foreseeable future as we continue evaluating, targeting, and accessing athletes, negotiating the terms of Player Agreements that meet our criteria, and developing the infrastructure necessary to support our operations to enhance the value of those athletes. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses, the rate at which we are able to enter into Player Agreements that meet our criteria and the ability of those Player Agreements to generate income and cash flow. Even if our Player Agreements generate cash flows, they may not produce payments quickly

enough to cover our expenses. If any athletes with whom we have or may contract in the future, fail to make payments in amounts we expect, or at all, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our expected future losses will have an adverse effect on our stockholders' equity and working capital.

Our Auditor issued a "going concern" note in the audited financials. Finlete Funding has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company may not generate sufficient future cash flows to sustain its business, and there can be no assurance that the Company will be able to find sufficient demand for its services. If there is limited market acceptance for the Company's services, then its future cash flows will be negatively impacted.

Our principal source of cash flows for the foreseeable future will be derived from our Player Agreements. Our principal source of cash flows for the foreseeable future will be derived from Player Agreements. There are a number of risks relating to Player Agreements. If any of these risks occur it could have a material and adverse impact on our business, financial condition, and results of operations.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all. Our success depends largely upon the continued services of our executive officers and other key personnel, particularly George Robert Connolly, our Chief Executive Officer. Our executive officers or key employees could terminate their employment with Finlete Funding and/or our Parent at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

The Company could be subject to political, economic, climate and force majeure risks. Finlete Funding, Inc. is vulnerable to both the general macroeconomic conditions of the country as well as the microeconomic conditions of the sports industry. Changes to these economic conditions are often difficult to foresee and may cause significant damage to the Company's business. Such risks include, but are not limited to, recession, unemployment rate changes, interest rate changes, and inflation rate changes. Further to this, political changes, domestically or internationally, may also have material impacts on our business. These risks may include, but are not limited to, war, terrorism, business regulation changes, and labor legislation changes. Other factors which could affect the general environment in which we operate may include climate change, epidemics/pandemics, demographic change, riots, strikes, crime, extreme weather events, natural disasters, and/or other acts of God.

We may not have sufficient insurance coverage and an interruption of our business or loss of a key member of our personnel or player due to injury or death could have a material adverse effect on our financial condition and operations. We currently do not maintain any insurance policies against loss of key personnel and business interruption as well as product liability

claims. If such events were to occur, our business, financial performance and financial position may be materially and adversely affected.

We could become involved in claims or litigations that may result in adverse outcomes. From time-to-time we may be involved in a variety of claims or litigations. Such proceeding may initially be viewed as immaterial but could prove to be material. Litigations are inherently unpredictable and excessive verdicts do occur. Given the inherent uncertainties in litigation, even when we can reasonably estimate the amount of possible loss or range of loss and reasonably estimable loss contingencies, the actual outcome may change in the future due to new developments or changes in approach. In addition, such claims or litigations could involve significant expense and diversion of management's attention and resources from other matters.

Risks Relating to Our Player Agreements

We have very limited experience managing Player Agreements, and we have very limited historical performance data about our Player Agreements. We had not signed any Player Agreements until 2024. Due to our limited experience with Player Agreements, we have limited historical performance data regarding our ability to generate cash receipts from the management of Player Agreements and the likelihood of long-term performance of the player, or our ability to aid players in enhancing their personal brand reach and brand value. We may change how we estimate the value of future Player Agreements, and investors who invest early may not benefit from the experience that we gain from our early Player Agreements.

Our cash received under our Player Agreements will depend upon the continued satisfactory performance of the related player, and we do not have any rights to require the player to take any significant actions to attract or maintain or otherwise generate income. Some or all of the income that a player is expected to generate is contingent on continued satisfactory performance and is not guaranteed. Although we structure our Player Agreements so that the player maintains the substantial majority of future income earned as an athlete to help ensure that the player will maintain incentives to continue to generate income from professional athletics, we can provide no assurances that the player will do so. While our Player Agreements require a certain number of virtual meetings and autograph signings, a player may retire from being a professional athlete at any time and for any reason, or may suffer a career-ending injury. A player has no obligation to take any actions to generate income and may choose not to do anything to generate income. Our current Player Agreement contains and future Player Agreements will contain no restriction on the ability of a player to change professions or earn money in unrelated fields, and such income may not be subject to the player payments under the Player Agreement. In any of these events, we may lose some or all of the potential income associated with Player Agreements.

Our players will not be affiliates, directors, officers or employees of our Company and will not owe fiduciary duties to us or any of our stockholders. Our players will not have obligations to enhance the value of their personal brand or disclose information to our stockholders. Events in a player's personal life, including relationships with spouse, family, friends, etc. could have a significant impact on a player's performance in their occupation. A player is and/or will be under no obligation to disclose any personal matters to the holders of shares of our stock. In addition, a player has no obligation to enhance the value of their personal brand. For example, a contract

party in the MLB may agree to a salary reduction to assist their team in staying within the league salary cap, to be on a more competitive team, or to stay with a specific team, all of which may have the effect of reducing potential income and conflict with stockholders' interests in maximizing income. Since a player's obligations under a Player Agreement are solely limited to obligations owed to the Company, the holders of shares of our stock have no contractual right to enforce such obligations against such player. Furthermore, since a player is and/or will not be a director or an officer of the Company, such player owes no fiduciary obligations to the holders of shares of our stock. As a result, our stockholders will have no recourse directly against a player, either under their respective Player Agreement or under the securities or corporate laws.

A player may become subject to injury, illness, medical condition or death, or could be subject to public scandal or other reputational harm. Our focus for the foreseeable future is to enter into Player Agreements with promising athletes who have the potential to play professional sports. There is a high risk of injury in many professional sports. Nevertheless, we do not and do not intend to maintain any insurance against the loss of Player Payments as a result of injury, illness, medical condition, or death of the player. Therefore, if a player becomes injured or sustains a serious illness or other adverse medical condition in the course of their professional career or otherwise, or dies, the Player Payments, would likely be dramatically less than we anticipate, or may cease completely. Any harm to the public reputation of a player, or association of the player's name with a public scandal, may reduce the player's ability to participate in professional athletics, reducing the potential for Player Payments.

Our Player Agreements are not secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against players in the event of any default. The payments under a Player Agreement will be unsecured obligations of the player and will not be secured by any collateral, nor guaranteed or insured by any third party or governmental authority. Therefore, we will be limited in our ability to collect any payments that may be owed to us under a Player Agreement if those amounts are not paid. If the player defaults under the Player Agreement, there can be no assurances that the player will have adequate resources, if any, to satisfy any obligations to us under the Player Agreement.

An economic downturn and adverse economic conditions may harm a player's earning potential. Economic downturns and adverse economic conditions may negatively affect the earnings of a player. For example, the MLB market salary cap is dependent upon the revenues the MLB receives and an economic downturn could result in a stagnant or declining salary cap.

The amount of money generated by Player Agreements with a player is substantially dependent upon the player's ability to become contracted and play out his player contract. The opportunity to receive dividends from an investment in shares will depend in large part upon the ability of a player to generate significant future income from professional sports. However, in many cases, the amount of return under a player contract is not guaranteed. If a player does not enter into high-value player contracts, or cannot complete the terms of the player contract, there is no guarantee that the Player Agreement will result in positive cash flow.

A player could cease playing professional sports at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new contract, if they incur negative

publicity or if they are suspended or banned from the professional leagues. We expect that a significant portion of the revenue we expect to receive from a player will come from future professional player contracts. However, a player could cease playing professional athletics at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new contract, if they incur negative publicity or if they are suspended or banned from the professional league. If any of these were to occur, a player would not receive amounts under their existing player contract and may not be able to secure future playing contracts.

Players could be negatively affected by a work stoppage. If the professional league experiences a work stoppage, then the earnings of a player in such a professional sports organization will be adversely affected. If either a strike or a lockout occurs during a playing season, a player's pay may be suspended. A player's earnings are heavily dependent on their professional salary and would be negatively affected by any such work stoppage. This would have a negative impact on the payments we receive under Player Agreements. We can give no assurances that such work stoppages will not occur.

In general, we have limited historical data upon which to base our valuation and projections of a player's future earnings potential. Echedry Vargas, the Player in our First Regulation CF Offering, and Leonardo Bernal, the Player in our Third Regulation CF Offering have not yet been promoted to a major league sport, and although some of our players have experience at the major league level, there is no guarantee that they'll be able to play out their contracts or remain at the major league level. Additional prospective players may not yet have been promoted to major league sports. Although they may currently play professionally in minor leagues, their past performance may not be indicative of their future performance in the major leagues. As a result, we have limited historical data upon which to build our analysis and valuation of their future professional sports earnings.

It is difficult to estimate with precision the projected future earnings of a player because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment. Because the length of a player's playing career is uncertain, we make certain estimates to predict a player's career length. Due to the inherent uncertainty in predicting the future, it is difficult to estimate with precision the projected future earnings of a player in his professional sport activities. These estimations are based on future events that may or may not occur. Additionally, future events change based on a number of factors that are difficult or impossible to control. As a result, it is difficult to predict an accurate return on investment or rate of return of an investment in our shares.

Future negative publicity could harm a player's reputation and impair the value of his personal brand. The return on your investment depends on the value and strength of the personal brand and reputation of the players, as well as the financial success of Finlete Funding as a whole. Unfavorable publicity regarding a player's professional performance or his behavior off the field could negatively affect his brand and reputation. Any negative publicity regarding a player's on-field performance or off-the-field behavior or otherwise could damage his reputation and impair the value of his brand.

Risks Related to the Player Agreement

Jhostynxon Garcia's potential future MLB player contract is a significant portion of the future cash we would receive under the Garcia Agreement. Much of the future cash expected to be received under the Garcia Agreement is tied to Garcia's prospects of a professional baseball career and his potential future MLB player contracts. Further, all of the cash that you would receive as distributions from the shares of Preferred Stock would be tied to an MLB contract or contracts at the other professional baseball leagues. The MLB minimum salary is determined by the MLB Collective Bargaining Agreement and is subject to annual changes. Garcia would become eligible for a higher salary after accruing three (3) years of MLB service time. The MLB arbitration process allows players with more than three (3) but less than six (6) years of service time to negotiate their annual salaries with their team based on the salaries of other players with comparable service time and performance, among other factors. Players typically go through three (3) years of arbitration before reaching free agency. After the arbitration years, players become free agents, which means they are free to negotiate a new contract with any MLB team. We cannot guarantee how many days Garcia will spend on a major league roster, nor that he will reach MLB arbitration, nor that he will reach MLB free agency, nor that he will be able to secure any contracts at other professional baseball leagues. The MLB contracts that Garcia may secure in the future form a critical component of the future cash flow from his Player Agreement with Finlete Funding. While the nature of sport means there are inherent uncertainties, the structure of MLB salaries and contracts provides a reasonably reliable foundation for estimating cash flow. Our projections are based on current data and will be adjusted over time.

Any revenue received from the Player Agreement will be subject to the performance and health of the Player as well as the risks related to Player Agreements in general.
Future payments from the Player Agreement are subject to risks, including:

- The profitability of the Player Agreement is substantially dependent upon the Player entering into a high-value MLB player contract. If the Player does enter into additional high-value MLB player contracts, there is no guarantee that there will be any payments of PBE and therefore any distributions related to your investment.
- We have very limited experience managing Player Agreements, and we have very limited historical performance data about our Player Agreements.
- Cash received under the Player Agreement will depend upon the continued satisfactory performance of the Player, and we do not have any rights to require him to take any actions to attract or maintain or otherwise generate PBE.
- The Player is not our affiliate, director, officer or employee of our company and owes no fiduciary duties to us or any of our stockholders. The Player has no obligation to enhance the value of their personal brand or disclose information to our stockholders.
- PBE may decrease due to factors outside the control of the Player, such as an injury, illness, medical condition, or their death, or due to other factors such as public scandal or other reputational harm.
- The Player Agreement is not insured or secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against the Player in the event of any default.

- The financial and other information that we obtained and/or will obtain from the Player or other third parties may be inaccurate and may not accurately reflect his true financial position, and the risk of default on the Player Agreement may be significant and may be higher than we anticipate.
- Our due diligence procedures may not reveal all relevant information regarding the Player and may result in an inaccurate assessment of the projected value of their personal brand.
- An economic downturn and adverse economic conditions may harm the Player's earning potential.
- The amount of money generated by the Player Agreement is substantially dependent upon the Player's ability to become contracted by MLB and play out his player contract.
- PBE may be reduced by a work stoppage.
- There could be a decline in the popularity of the professional sports organization in which the Player may play, or they may never achieve the popularity or market acceptance that we have projected.
- We have limited data upon which to base our valuation and projections of the Player's future earnings potential.
- It is difficult to estimate with precision the projected future earnings of the Player because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment.
- Future negative publicity of the Player could harm their reputation and impair the value of their brand.

The occurrence of any of the above my limit payments received under the Player Agreement and/or payments received as PBE, which would mean that may not receive any distributions related to your ownership of the shares of Jhostynxon Garcia Preferred Stock.

Risks Relating to our Corporate Structure

A specified portion of the potential payments associated with the Garcia Agreement will be attributed to our common stock rather than the Jhostynxon Garcia Preferred Stock. Therefore, your shares will only partially reflect the economic performance of the Garcia Agreement. The shares of Jhostynxon Garcia Preferred Stock and future shares of preferred stock only track part of the underlying agreement. For instance, 10% of the PBE under the Garcia Agreement will be attributed to our common stock. Similarly, in the future, when we issue additional preferred stock, we intend to attribute a portion of the PBE under the associated Player Agreements to the common stock as well as limit which revenues stemming from the contract will inure to the benefit of the holders of preferred stock. Therefore, each series of our preferred stock will only partially reflect the economic performance of the associated Player Agreement and other assets and expenses of the associated preferred stock, even though we may use the proceeds of our preferred stock offerings to fund the full purchase price of the associated Player Agreement. In addition, an investment in any of our preferred stocks would not represent an ownership interest in any related Player Agreement.

As a series of our preferred stock will be exposed to additional risks associated with the Company as a whole, including any individual preferred stock that exists at the time of any investment or that we may establish and issue in the future. Investors in Jhostynxon Garcia Preferred Stock can only receive dividends to the extent our Company can legally pay dividends under Delaware law. For instance, if there is revenue from this Player Agreement, but the rest of the Company does poorly, we may be legally restricted from paying any distributions. Further, holders of shares in any of our preferred stock will not have any legal rights related to specific assets attributed to the associated preferred stock. Rather, Finlete Funding will retain legal title to all of its assets, including the Garcia Agreement which is attributed to the Jhostynxon Garcia Preferred Stock and, in any liquidation, holders of our Jhostynxon Garcia Preferred Stock and holders of any other preferred stocks we may establish in the future, will be entitled to receive a proportionate share to any distributions to the extent there are available net assets available for distribution to stockholders after we satisfy our creditors, including creditors of any preferred stock other than a preferred stock in which you may invest.

We could be required to use assets attributed to one series of preferred stock to pay liabilities attributed to another series of preferred. The assets attributed to one preferred stock are potentially subject to the liabilities attributed to another preferred stock, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to such other preferred stock. No provision of our certificate of incorporation prevents us from satisfying liabilities of one preferred stock with assets of another preferred stock, and our creditors will not in any way be limited by our capital structure from proceeding against any assets they could have proceeded against if we did not have any preferred stocks. As a result, although we intend for the preferred stocks to received certain payments based on the performance of a particular Player Agreement, we cannot provide any guarantee that the preferred stock will be able to do so and will not be subject to a disproportionate share of the burden of any non-performing Player Agreements, whether or not included in the assets attributed to such preferred stock, and will not be attributed a disproportionate amount of our general liabilities, costs and expenses.

We can amend or terminate the Garcia Agreement without the vote of the holders of Jhostynxon Garcia Preferred Stock. The parties to the Garcia Agreement, specifically, Finlete Funding and Jhostynxon Garcia, can mutually agree to terminate and/or amend the Garcia Agreement. To the extent that is done that holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

In the event of a liquidation of Finlete Funding, holders of any of our preferred stock will not have a priority with respect to the assets attributed to the associated preferred stock remaining for distribution to stockholders. Upon liquidation, dissolution, or winding up of Finlete Funding as a whole, holders of shares of Jhostynxon Garcia Preferred Stock will be entitled to receive any payments owed to them under the series designation, after prior payments in full satisfaction of creditors. However, if the assets of Finlete Funding legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to all of our outstanding shares of preferred stock the full amount to which they would otherwise be entitled, then the assets available for distribution to the holders of preferred stock may be reduced depending on the future series designations.

Risks Related to the Securities

Our Parent has control over key decision-making as a result of its control over all of our common stock. Our Parent holds 100% of the voting power of our outstanding capital stock. Our common stock is entitled to one vote per share, whereas the preferred stock has no right to vote on matters presented to the stockholders for vote. Our Parent is entitled to vote its shares in its own interests, which may not always be in the interests of the holders of preferred stock.

Management has discretion as to the use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds" below. The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to the application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Any valuation at this stage is difficult to assess. The price of the Jhostynxon Garcia Preferred Stock was determined based on potential distributions of the stock, which is based on potential revenues from the Garcia Agreement, as well as the performance of our Company overall. Such determination, especially for an early-stage company with limited operating history, is difficult to assess, uncertain, and contains a high degree of risk. Investors should not invest if they disagree with the Company's estimated valuation.

The preferred stock will not be freely tradable until one year from the initial purchase date. Although the preferred stock may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and there may never be, a public market for the preferred stock. Because the preferred stock has not been registered under the Securities Act or the securities laws of any state or non-United States jurisdiction, the preferred stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the preferred stock may also adversely affect the price that you might be able to obtain for the preferred stock in a private sale. Investors in this offering should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The shares are a highly risky and speculative investment. Only investors who can bear the loss of their entire investment should purchase the Shares. The shares are highly risky and speculative. An investment in the shares is suitable for purchase only for investors of adequate financial means. If you cannot afford to lose all the money you plan to invest in the shares, you should not purchase the shares.

Credit card risk. Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Noncompliance with laws and regulations may impair our ability to arrange or service the Garcia Agreement. Generally, failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our ability to collect all or part of the payments under the Garcia Agreements and, in addition, could subject us to damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business and may result in Garcia attempting to rescind the Garcia Agreement. For example, if we were deemed to be an investment company under the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities may be restricted, which would materially adversely affect our business, financial condition, and results of operations. The Company could also become subject to regulatory fines and penalties, and with investors having a right to rescind their investments.

If we were deemed an "investment company" under the Investment Company Act of 1940 (the "1940 Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business. A company will generally be deemed to be an "investment company" for purposes of the 1940 Act if: (1) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (2) it owns or proposes to acquire "investment securities", including investment contracts, having a value exceeding 40% of the value of its total assets. We believe that we are not and will not be primarily engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a company engaged in the business of generating income based on our responsibilities and the income of athletes under the Player Agreements. Furthermore, while certain revenue-sharing agreements may be deemed to be investment contracts, and thus securities, we do not believe that the Player Agreements would be deemed to be investment contracts. If we were required to register as an investment company but failed to do so, the consequences could be severe. Among the various remedies the SEC may pursue, it may seek an order of a court to enjoin us from continuing to operate as an unregistered

investment company. In addition, all contracts that we have entered into in the course of our business, including securities that we have offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such a case may pursue the remedy of rescission.

Future fundraising may affect the rights of investors. In order to fund operations, the Company plans to raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The certificate of incorporation and the subscription agreement have forum selection provisions that require that certain disputes be resolved in state or federal courts in the State of Delaware for the certificate of incorporation and the Southern District of the State of California for the subscription agreement, regardless of convenience or cost to you, the investor. Section 21 of the Company's Certificate of Incorporation provides that federal and state courts within the State of Delaware are the exclusive forums for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation, certificate of designations or our bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Section 21 shall not apply to suits brought to enforce any liability or duty under the Exchange Act of 1934, as amended, the Securities Act, or any claim for which federal courts have exclusive or concurrent jurisdiction. Further, in order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the Southern District of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial concerning claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including

any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. In addition, if the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Executive Officers:				
George Robert Connolly	Chief Executive Officer	42	December 2023 - present	Full-time
Directors:				
George Robert Connolly	Director	42	December 2023 - present	N/A

George Robert Connolly

George Robert Connolly is a seasoned entrepreneur based in San Diego, CA. He has served as a Director & Officer of Finlete Funding, Inc. since the Company's inception in December 2023. He has also served as a Director & Officer of Finlete, Inc. since the Parent company's inception in January 2021. His career is marked by a robust sales background and a proven track record in founding and scaling startups to successful exits, including AgentBuzz, which was acquired by OakParkCreative in September 2019 and HeroDogBox, which was acquired by GetPetBox in March 2014. Rob studied business administration and management at Western Governors University.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership. The following table shows who owns over 20% of the Company's equity securities as of December 31, 2024:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Finlete, Inc.	Common Stock	10 shares	100%

Capital Structure. The following table describes our capital structure as of December 31, 2024:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-Issued	Available
Common Stock	1,000	10	0	990
Echedry Vargas Preferred Stock	100,000	9,786	0	90,214
Emmanuel Clase Preferred Stock	300,000	0	13,165	286,835
Leonardo Bernal Preferred Stock	100,000	0	0	100,000
Luis Baez Preferred Stock	50,000	0	0	50,000
Tirso Ornelas Preferred Stock	50,000	0	0	50,000
Winston Santos Preferred Stock	50,000	0	0	50,000
Emiliano Teodo Preferred Stock	50,000	0	0	50,000
Luinder Avila Preferred Stock	50,000	0	0	50,000
Jhostynxon Garcia Preferred Stock	50,000	0	0	50,000
Reynaldo Yean Preferred Stock	50,000	0	0	50,000
Adael Amador Preferred Stock	50,000	0	0	50,000
Blank Check Preferred Stock*	N/A	N/A	N/A	1,100,000

*The Blank Check Preferred Stock represents the remaining authorized preferred stock that the Company's board of directors is authorized to issue without needing further approval from shareholders. The board can set the terms, rights, and preferences of this stock, such as dividend rates, voting rights, and conversion features, at the time of issuance.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	If Target Offering Amount is Sold	% Usage	If Maximum Amount is Sold	% Usage
Jhostynxon Garcia Player Agreement	$7,000	70.0%	$71,250	69.85%
Management Fee	$1,150	11.5%	$20,400	20.0%
Intermediary Fee	$850	8.5%	$8,670	8.5%
Offering Expenses	$1,000	10.0%	$1,680	1.65%
TOTAL	$10,000	100.0%	$102,000	100.0%

NOTE: Intermediary Fee is paid to DealMaker. Management Fee is paid to Finlete, Inc.

The identified uses of proceeds are subject to change at the sole discretion of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit A to this Offering Memorandum. The audit of the financial statements of the Company for the period from December 19, 2023 (Inception) to December 31, 2023 was performed by dbbmckennon. The audit of the financial statements of the Company for the period from January 1, 2024 to December 31, 2024 was performed by Artesian CPA. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. To the extent the discussion includes information based on unaudited operating data for 2025, such information is subject to change once we complete our fiscal year, prepare our financial statements, and our accountant completes a financial audit of those statements. The Company is capitalized by its parent company, Finlete, Inc. Finlete, Inc. provides management and other services, and covers the capital expenses of Finlete Funding, Inc. Finlete, Inc. owns all the outstanding shares of common stock of Finlete Funding, Inc. Finlete Inc. has incurred and will continue to incur expenses related to the past, current, and future offerings of preferred shares by Finlete Funding, Inc. These expenses include:
- Travel costs to and from Player locations
- Consultant and advisor compensation
- Legal expenses related to Player Contracts
- Legal and raise fees
- Website development costs
- Marketing costs
- Player promotional and development activities

Finlete, Inc. will continue to incur significant additional expenses related to entering contracts with athletes and preparing and marketing capital raises. Finlete, Inc. is dependent upon additional capital resources for its planned operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize its planned operations or failing to profitably operate its business. We note that the performance and distributions related to the shares of Jhostynxon Garcia Preferred Stock will be based on the performance of Garcia and whether he secures additional major league contract(s) and his payments under such contracts. To the extent he does, holders of such shares may receive dividends to the extent that the Company is able to pay dividends under Delaware law.

Planned Milestones. Over the next 12 months, Finlete Funding intends to enter into additional contracts with athletes and conduct additional Regulation Crowdfunding offerings by executing on both business and financing-related objectives.

Liquidity and Capital Resources. The Company is still an "early-stage" company and is capitalized by its parent company, Finlete, Inc. Finlete, Inc. provides management and other services, and covers the capital expenses of Finlete Funding, Inc. Finlete, Inc. owns all the outstanding shares of common stock of Finlete Funding, Inc. The purpose of Finlete Funding is to support the efforts of Finlete, Inc. by contracting with athletes to invest in the potential earnings of those athletes, and selling interests in those contracts to the public through Regulation Crowdfunding. To-date, the Company has paid $50,000 under the Player Agreement with Echedry Vargas, committed up to $2,500,000 under the Player Agreement with Emmanuel Clase, committed up to $680,000 under the Player Agreement with Leonardo Bernal, committed up to $100,000 under the Player Agreement with Luis Baez, committed up to $120,000 under the Player Agreement with Tirso Ornelas, committed up to $95,000 under the Player Agreement with Winston Santos, committed up to $125,000 under the Player Agreement with Emiliano Teodo, committed up to $100,000 under the Player Agreement with Luinder Avila, committed up to $95,000 under the Player Agreement with Jhostynxon Garcia, committed up to $100,000 under the Player Agreement with Reynaldo Yean, and committed up to $280,000 under the Player Agreement with Adael Amador. In the event the Company does not raise sufficient funds from this offering, it can proportionally reduce the amount of the Player Agreement and/or receive funding from additional sources.

Indebtedness. The Company was initially capitalized by its parent company, Finlete, Inc. The Company has received working capital to cover expenses and costs from Finlete, Inc. The Company has not formalized this debt in writing with Finlete, Inc.; however, the Company intends to reimburse Finlete, Inc. for the full amount if sufficient funds are raised in the Offering. Regardless of whether the raise is sufficient to cover the raise costs in addition to the dividend payments, Finlete Inc. will cover the additional costs without demand of repayment by Finlete Funding, Inc. Finlete Inc. will continue to fund Finlete Funding Inc., if necessary.

RELATED PARTY TRANSACTIONS

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Finlete, Inc. is the parent company of Finlete Funding, Inc., and has funded the Company's formation and operations to date.
- In December 2023, the Company entered into a Subscription Agreement with its parent company, Finlete, Inc., whereby a total of 10 shares of Common Stock were issued in exchange for subscription proceeds of $10.
- The executive officers and directors of Finlete Funding, Inc. are also the executive officers and directors of Finlete, Inc. and, therefore, control 100% of the outstanding shares and have 100% voting rights in the Company.

Regardless of whether the raise is sufficient to cover the raise costs in addition to the dividend payments, Finlete, Inc. will cover the additional costs without demand of repayment by Finlete Funding, Inc. Finlete, Inc. will continue to fund Finlete Funding, Inc. if necessary. See "Financial Discussion – Indebtedness" above for additional details.

RECENT OFFERINGS OF SECURITIES

Finlete Funding, Inc. has made the following issuances of securities since inception:

- December 20, 2023: Issued 10 shares of Common Stock to Finlete, Inc., its parent company, as founder ownership.
- September 13, 2024: Issued 9,786 shares of Echedry Vargas Preferred Stock to investors under the First Regulation CF Offering and has received proceeds of $78,288.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

Description of the Outstanding Capital Stock of the Company. *The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, Certificate of Designations of Echedry Vargas Preferred Stock, Certificate of Designations of Emmanuel Clase Preferred Stock, Certificate of Designations of Leonardo Bernal Preferred Stock, Certificate of Designations of Luis Baez Preferred Stock, Certificate of Designations of Tirso Ornelas Preferred Stock, Certificate of Designations of Winston Santos Preferred Stock, Certificate of Designations of Emiliano Teodo Preferred Stock, Certificate of Designations of Luinder Avila Preferred Stock, Certificate of Designations of Jhostynxon Garcia*

Preferred Stock, Certificate of Designations of Reynaldo Yean Preferred Stock, Certificate of Designations of Adael Amador Preferred Stock, and Bylaws. For a complete description of our capital stock, you should refer to the documents mentioned in the previous sentence as well as the applicable provisions of Delaware law.

Finlete Funding is offering up to 50,000 shares of its Jhostynxon Garcia Preferred Stock. The Company's authorized securities consist of up to 1,000 shares of Common Stock with a par value of $0.00001; and 2,000,000 shares of Preferred Stock ("Preferred Stock") with a par value of $0.00001. As of December 31, 2024, there were 10 shares of Common Stock outstanding and 9,786 shares of Echedry Vargas Preferred Stock outstanding.

Common Stock

Dividend Rights. Subject to preferences that may apply to any then-outstanding Preferred Stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights. Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Right to Receive Liquidation Distributions. In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Rights and Preferences. The rights, preferences, and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that we may designate in the future.

Echedry Vargas Preferred Stock

Dividend Rights. Holders of Echedry Vargas Preferred Stock are generally entitled to 90% of the Player Payments under the Vargas Agreement received by the Company *less*:
- amounts withheld for taxes; and,
- amounts that are subject to payment or repayment per the Vargas Agreement and/or another contract, agreement or law.

For further clarification, every share of Echedry Vargas Preferred Stock is effectively entitled to 0.000009% of Echedry Vargas's pre-tax future PBE, subject to receipt by the Company, less the amounts outlined above.

Distributions will be paid on a biannual basis (twice per calendar year) <u>unless</u> the Board determines to pay the payments more frequently. Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the Vargas Agreement. Distribution do not include other payments received by the Company under the Vargas Agreement (e.g., sale of autographs). The Echedry Vargas Preferred Stock shall <u>not</u> participate in any dividends distributions or payments to be paid to the Common Stock or any other class or series of Preferred Stock.

Right to Receive Liquidation Distributions. Holders of shares of Echedry Vargas Preferred Stock are not entitled to Liquidation Distributions.

Conversion. Echedry Vargas Preferred Stock is not convertible into any other class of stock.

Rights and Preferences. The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Voting Rights. Holders of shares of Echedry Vargas Preferred Stock are not entitled to vote unless required under Delaware Law or to the extent any amendment or repeal of the Certificate of Designations would have a material and adverse effect on the holders of such shares. In such case, such amendment and repeal can only be made with the prior written consent of such holders owning a majority to the shares of Echedry Vargas Preferred Stock voting separately as a single class.

Redemption. The parties to the Vargas Agreement, specifically, Finlete Funding and Echedry Vargas, have the ability to mutually agree to terminate and/or amend the Vargas Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

Emmanuel Clase Preferred Stock

Dividend Rights. Holders of Emmanuel Clase Preferred Stock are generally entitled to 90% of the Player Payments under the Clase Agreement received by the Company *less*:
- amounts withheld for taxes; and,
- amounts that are subject to payment or repayment per the Clase Agreement and/or another contract, agreement or law.

For further clarification, every share of Emmanuel Clase Preferred Stock is effectively entitled to 0.000009% of Emmanuel Clase's pre-tax future PBE, subject to receipt by the Company, less the amounts outlined above.

Distributions will be paid on an annual basis <u>unless</u> the Board determines to pay the payments more frequently. Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the

Clase Agreement. Distribution do not include other payments received by the Company under the Clase Agreement (e.g., sale of autographs). The Emmanuel Clase Preferred Stock shall <u>not</u> participate in any dividends distributions or payments to be paid to the Common Stock or any other class or series of Preferred Stock.

Right to Receive Liquidation Distributions. Holders of shares of Emmanuel Clase Preferred Stock are not entitled to Liquidation Distributions.

Conversion. Emmanuel Clase Preferred Stock is not convertible into any other class of stock.

Rights and Preferences. The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Voting Rights. Holders of shares of Emmanuel Clase Preferred Stock are not entitled to vote unless required under Delaware Law or to the extent any amendment or repeal of the Certificate of Designations would have a material and adverse effect on the holders of such shares. In such case, such amendment and repeal can only be made with the prior written consent of such holders owning a majority to the shares of Emmanuel Clase Preferred Stock voting separately as a single class.

Redemption. The parties to the Clase Agreement, specifically, Finlete Funding and Emmanuel Clase, have the ability to mutually agree to terminate and/or amend the Clase Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

Leonardo Bernal Preferred Stock

Dividend Rights. Holders of Leonardo Bernal Preferred Stock are generally entitled to 90% of the Player Payments under the Bernal Agreement received by the Company *less*:
- amounts withheld for taxes; and,
- amounts that are subject to payment or repayment per the Bernal Agreement and/or another contract, agreement or law.

For further clarification, every share of Leonardo Bernal Preferred Stock is effectively entitled to 0.000009% of Leonardo Bernal's pre-tax future PBE, subject to receipt by the Company, less the amounts outlined above.

Distributions will be paid on a biannual basis (twice per calendar year) <u>unless</u> the Board determines to pay the payments more frequently. Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the Bernal Agreement. Distribution do not include other payments received by the Company under the Bernal Agreement (e.g., sale of autographs). The

Leonardo Bernal Preferred Stock shall <u>not</u> participate in any dividends distributions or payments to be paid to the Common Stock or any other class or series of Preferred Stock.

Right to Receive Liquidation Distributions. Holders of shares of Leonardo Bernal Preferred Stock are not entitled to Liquidation Distributions.

Conversion. Leonardo Bernal Preferred Stock is not convertible into any other class of stock.

Rights and Preferences. The rights, preferences. and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

Voting Rights. Holders of shares of Leonardo Bernal Preferred Stock are not entitled to vote unless required under Delaware Law or to the extent any amendment or repeal of the Certificate of Designations would have a material and adverse effect on the holders of such shares. In such case, such amendment and repeal can only be made with the prior written consent of such holders owning a majority to the shares of Leonardo Bernal Preferred Stock voting separately as a single class.

Redemption. The parties to the Bernal Agreement, specifically, Finlete Funding and Leonardo Bernal, have the ability to mutually agree to terminate and/or amend the Bernal Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

Preferred Stock in Concurrent Regulation CF Offerings
The following applies to the concurrent offerings described above on page 7:

Dividend Rights. One (1) share of Preferred Stock is generally entitled to 0.000009% of the respective athlete's pre-tax future PBE *less*:
- amounts withheld for taxes; and,
- amounts that are subject to payment or repayment per the respective Player Agreement and/or another contract, agreement or law.

Distributions will be paid on a biannual basis (twice per calendar year) <u>*unless*</u> the Board determines to pay the payments more frequently. Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the respective Player Agreement. Distribution do not include other payments received by the Company under the respective Player Agreement (e.g., sale of autographs). The Preferred Stock shall <u>not</u> participate in any dividends distributions or payments to be paid to the Common Stock or any other class or series of Preferred Stock.

Right to Receive Liquidation Distributions. Holders of shares of Preferred Stock are not entitled to Liquidation Distributions.

Conversion. Preferred Stock is not convertible into any other class of stock.

Rights and Preferences. The rights, preferences. and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

Voting Rights. Holders of shares of Preferred Stock are not entitled to vote unless required under Delaware Law or to the extent any amendment or repeal of the Certificate of Designations would have a material and adverse effect on the holders of such shares. In such case, such amendment and repeal can only be made with the prior written consent of such holders owning a majority to the shares of Preferred Stock voting separately as a single class.

Redemption. The parties to the respective Player Agreement, specifically, Finlete Funding and the Athlete, have the ability to mutually agree to terminate and/or amend the respective Player Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

Provisions of Note in the Company's Subscription Agreement and Certificate of Incorporation

Forum Selection Provision

The exclusive forum provisions in the Company's Certificate of Incorporation and the subscription agreement may have the effect of limiting an investor's ability to bring legal action against the Company and could limit an investor's ability to obtain a favorable judicial forum for disputes. Section 21 of the Company's Certificate of Incorporation provides that federal and state courts within the State of Delaware are the exclusive forums for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation, certificate of designations or our bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Section 21 shall not apply to suits brought to enforce any liability or duty under the Exchange Act of 1934, as amended, the Securities Act, or any claim for which federal courts have exclusive or concurrent jurisdiction.

Further, under Section 6 of the subscription agreement investors agree to resolve disputes arising under the subscription agreement in federal and state courts in the Southern District of the State of California.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Jury Trial Waiver

The Subscription Agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, other than claims arising under federal securities laws. If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Perks. We are offering the following perks, as described on the offering page, to investors. Eligibility is cumulative over the offering period. For example, if an investor invests $1,000 and later invests an additional $1,500, they will qualify for the $2,500 tier perks.

$0 - $2,499
Invest $0 - $2,499 and receive a digital stock certificate.

$2,500 - $4,999
Invest $2,500 - $4,999 and receive a digital stock certificate and a baseball card autographed by Jhostynxon Garcia.

$5,000 - $9,999
Invest $5,000 - $9,999 and receive a digital stock certificate, a baseball card autographed by Jhostynxon Garcia, and an invitation to meet Team Finlete during 2026 MLB Spring Training.*

$10,000+
Invest $10,000 or more and receive a digital stock certificate, a baseball card autographed by Jhostynxon Garcia, an invitation to meet Team Finlete during 2026 MLB Spring Training*, and

a one-on-one virtual meet and greet with Jhostynxon Garcia via Zoom or a similar video conferencing application.

*Date, time, and location to be determined. 2026 MLB Spring Training games will likely begin on February 20, 2026 and likely end on March 25, 2026. Team Finlete means employees of Finlete and/or Major League Baseball (MLB) players associated with Finlete.

Transfer Agent. The Company has engaged DealMaker Transfer Agent LLC as its transfer agent to maintain current records of investors.

What it means to be a minority holder. As an investor in Preferred Stock of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this offering will hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities. For a year, the securities can only be resold:
- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

How we determined the offering price. The Company is offering shares of Jhostynxon Garcia Preferred Stock, which entitles investors to distributions based on Player Payments, if any, that relate to the Player Agreement with Garcia. The Company determined the offering price of the securities and therefore the value by reference to its transaction costs as well as its internal estimates on the potential earnings for Garcia.

REGULATORY INFORMATION

Disqualification. Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Neither the Company nor any of our officers or managing members are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Annual reports. The Company filed its annual report on Form C-AR for the fiscal year ended December 31, 2024 with the SEC on April 15, 2025. This annual report can be found by visiting https://www.sec.gov/search-filings and searching for Finlete Funding, Inc.

Compliance failure. Finlete Funding, Inc. has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Duration of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations. Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason, provided their investment has not already been accepted by the Company. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications. Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes. Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings. The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations. Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates. Information regarding updates to the offering and how to subscribe can be found at finlete.com/garcia.

EXHIBIT A: FINANCIAL STATEMENTS

EXHIBIT B: OFFERING PAGE

EXHIBIT C: CERTIFICATE OF INCORPORATION

EXHIBIT D: CERTIFICATE OF DESIGNATIONS

EXHIBIT E: GARCIA AGREEMENT